SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                                 HOME.WEB, INC.
                                 --------------
                 (Name of Small Business Issuer in its charter)

NEVADA                                    77-0454933
------                                    ----------
(State or other jurisdiction of           (I.R.S. Employer Identification No.)
incorporation or organization)

380 Foam Street, Suite 210, Monterey, California        93940
------------------------------------------------        -----
(Address of principal executive offices)                (Zip Code)

Issuer's telephone number: (831) 375-6209
                           --------------

Securities to be registered under Section 12(b) of the Act:

       Title of each class               Name of each exchange on which
       to be so registered               each class is to be registered

       Common Stock                      OTC Bulletin Board
       ------------                      ------------------

                                TABLE OF CONTENTS

                                                                          Page
COVER PAGE                                                                1
TABLE OF CONTENTS                                                         2
PART I                                                                    3
     DESCRIPTION OF BUSINESS                                              3
     DESCRIPTION OF PROPERTY                                              6
     DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES              6
     REMUNERATION OF DIRECTORS AND OFFICERS                               7
     SECURITY OWNERSHIP OF MANAGEMENT AND                                 7
         CERTAIN SECURITYHOLDERS
     INTEREST OF MANAGEMENT AND OTHERS IN                                 8
         CERTAIN TRANSACTIONS
     SECURITIES BEING OFFERED                                             8
PART II                                                                   9
     MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S                    9
         COMMON EQUITY AND OTHER STOCKHOLDER MATTERS
     LEGAL PROCEEDINGS                                                    9
     CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS                        9
     RECENT SALES OF UNREGISTERED SECURITIES                              9
     INDEMNIFICATION OF DIRECTORS AND OFFICERS                            10
PART F/S                                                                  10
     FINANCIAL STATEMENTS                                                 10
PART III
     INDEX TO EXHIBITS
SIGNATURES

                                     PART I

     The issuer has elected to follow Form 10-SB, Disclosure Alternative 2.

ITEM 6. DESCRIPTION OF BUSINESS

         Home.Web, Inc. ("Home Web," the "Company") is a development stage company. The Company was incorporated in Nevada on September 15, 1995 with authorized capital of ten million (10,000,000) shares of common stock, par value $0.001 per share. From incorporation until May 1, 1997, the Company was inactive.

         On May 1, 1997, the Company commenced an offering, pursuant to Regulation D of the Securities Act of 1933 (the "Act"), Rule 504, of up to 2,400,000 shares of its common stock at a price of $0.05 per share. This offering was conducted in order to raise money for working capital and inventory and was broken down as follows: $12,000 for working capital, $58,000 for inventory, $15,000 for consulting fees, $20,000 for legal and accounting fees and $15,000 for offering-related costs. On September 24, 1998, the offering was completed with all shares being sold and issued for a total of $120,000, less offering costs of $15,000 being received by the Company. A closing Form D was filed September 24, 1998.

         In June 1997, the Company increased its authorized capital to fifty million (50,000,000) shares of common stock, par value $0.001 per share.

     The going concern opinion of the independent accountant, as disclosed in the Company's Independent Auditors Report attached to Part F/S, is as follows:

          "Home Web, Inc. (the "Company") is in the development stage in accordance with Statement of Financial Accounting Standards (SFAS) No. 7."

     Home Web plans to penetrate the gourmet/specialty foods market and to maximize sales by wholesaling products to gourmet food stores, small grocery chain stores and hotels. The product is currently sold through California Season's company-owned retail stores, catalog and direct mail order, as well as business and corporate sales programs.

     The gourmet and specialty food industry has a history of growth. The national revenue for the gourmet and specialty food industry exceeds thirty-three billion dollars. Home Web is taking advantage of this market by wholesaling and distributing varieties of handmade Monterey Jack Cheese.

         The Company selected Monterey, California as its location because it was the original home of Monterey Jack cheese. David Jacks of Monterey first produced and marketed Monterey Jack cheese in 1882. This cheese is the only native California cheese and one of only two cheeses native to the United States. The Monterey Cheese Company is the only company offering handmade Monterey Jack cheese made in Monterey, California.

         The Company outsources the production of its cheese products to Sonoma Cheese Factory ("Sonoma"). Sonoma is one of the oldest hand-rolled cheese processing plants in California and is one of only two such plants still in existence. Due to the quality of the cheeses produced by Sonoma and the fact that it is difficult to duplicate hand-rolled cheeses, the Company will continue to outsource its products for the foreseeable future. There is no written agreement between Sonoma and the Company; instead, the Company purchases the product from Sonoma on a cash-on-delivery basis. Sonoma ships the cheese without labels, which the Company puts on upon delivery.

Product
-------

         Home Web, under the label "Monterey Jack Cheese," currently offers twelve varieties of creamy, handmade cheeses in three pound wheels, one pound wheels, nine ounce wedges and three ounce wedges. The varieties of cheese include hand-rolled, original Monterey Jack, Dry Jack, Caraway, Pesto, Hot Pepper Jack, Habanero Jack, Garlic Jack, Lite Jack, Cheddar, Chili Cheddar, Vidalia Onion Jack and Teleme.

         The Company's own research has shown that there is a niche demand for its products because the cheeses are from Monterey and are of handmade quality. The cheeses have been market-tested by the Company indicating consumer acceptance. Current vendors offering these cheeses to the public include the California Seasons chain of three retail stores, the California Seasons' catalog, several luxury hotels in the Monterey and Big Sur area, a number of Monterey convention groups, a distributor in Idaho, a chain of five upscale gourmet food markets in the Los Angeles area, the Monterey Peninsula Airport Gift Shop, a Carmel Valley, California store and several more retail stores.

Market
------

         The size of the gourmet and specialty food industry has increased in the past six years, with sales in 1995 estimated at 33.7 billion dollars by the National Association of Specialty Foods Trade, Inc. (NASFT). "Pak Facts," a New York resource firm, forecasts retail sales will top 47 billion dollars by the year 2000.

Competition
-----------

         National chains, regional chains and local stores all carry lines of cheese. Very rarely do these stores stock handmade Monterey Jack cheese. The problem the chains have is that they are limited to the amount of products they are able to stock because of the current mass of other non- specialty food products they must display. This allows the Company the opportunity to offer a variety of Monterey Jack cheese products not found in chain stores, supermarkets and delicatessens.

Plan of Operations
------------------

         The Company has formulated a plan of operations for the next twelve months as detailed below. In the Company's opinion, the proceeds from future funding will satisfy its cash requirements for twelve months. During the next six months those funds will need to be raised. The Company has no engineering, management or similar report that has been prepared or provided for external use by the issuer or underwriter.

         By the end of fiscal 1999, the Company plans to have successfully introduced two new product lines and labels to the gourmet food market. The Company feels it is the proper time to bring new gourmet "niche" food products, because the cheese line is now fully developed and ready for aggressive marketing. Carmel Valley Farms and Salinas Valley Farms will be the two new gourmet food lines and labels. Both of these are world-famous for their valley products. Carmel Valley will feature wine jellies and jams and Salinas Valley will feature artichoke products, salsa, spices, hot sauce and pasta sauce. The marketing will be directed towards companies located in tourist areas or which sell to tourists through local outlets. The Company will also private label items as requested by its customers. Wine jellies will do exceptionally well in wineries that have gift shops.

         In order to implement the strategic plan and meet the Company's anticipated working capital needs, the Company estimates that it will require $150,000 in capital ($125,000 for short-term financing and $25,000 for Salinas Valley and Carmel Valley product development). The short-term financing would include accounts receivable. The Company is currently seeking a $150,000 line of credit with several interested financial institutions and/or bridge financing from investment firms.

         The Company projects to have net sales of $288,000 by the end of 1999, showing a small profit after taxes of $10,000. By the end of the year 2000, sales are projected to be over $600,000. These sales should be very obtainable based upon forecasts by the nation's Association of Specialty Foods Trade, Inc., which projects gourmet food sales of 47 billion dollars by the year 2000.

         Despite these low cash reserves, additional funds may be required in order to proceed with the business plan outlined above. These funds would be raised through additional private placements or other financial arrangements, including debt or equity. There is no assurance that such additional financing will be available when required in order to proceed with the business plan or that the Company's ability to respond to competition or changes in the market place or to exploit opportunities will not be limited by lack of available capital financing. If the Company is unsuccessful in securing the additional capital needed to continue operations within the time required, the Company will not be in a position to continue operations and the stockholders may lose their entire investment.

Employees
---------

         The Company will have four full-time employees by the end of 1999. The President will perform a multitude of company functions, along with a shipping person and a salesperson. A second shipping employee would be added prior to the holiday season rush. A full-time office manager will be added in the second year, which would include bookkeeping, as well as accounts receivable and payable.

ITEM 7.   DESCRIPTION OF PROPERTY

         The Company leases office space from Monterey Ventures, Inc., a company of which its President is an equity member, at a rate of $300 per month. These offices are located at 380 Foam Street, Suite 210, Monterey, California, 93940.

ITEM 8.  DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

         The following information sets forth the names of the officers and directors of the Company, their present positions with the Company and biographical information.

Dennis Davis. (Age 47). President, Chief Executive Officer, Director. Mr. Davis is a business consultant specializing in financial matters, creating and developing business plans, strategic planning, and assisting in the implementation of strategic growth initiatives. He also assists privately-owned and public companies seeking financing, acquisition financing, ownership transition and other financing and liquidity options. Mr. Davis was in the banking industry for fifteen years and has management and planning experience. His banking career included, at various times, the positions of Administrator of the Lending Department, Vice President, Senior Commercial Loan Officer, Vice President responsible for the Real Estate and Construction Department, Vice President responsible for the Loan Adjustment Department and Branch Manager. Mr. Davis also spent eight years as the managing general partner for a grocery and liquor retail outlet with gross sales of one million dollars per year. He is the past President of the Affordable Housing Corporation of Monterey County, past Treasurer of the Marina Chamber of Commerce, and a past Director of the California International Air Show, Sports Fest, Inc. and the American Diabetes Association. Currently, Mr. Davis is also a director and officer of Monterey, Ventures, Inc., a Monterey, California-based financing corporation. Mr. Davis has been involved with the Company since April 1997. He is the husband of Cornelia Davis, an officer and director of the Company.

Cornelia Davis. (Age 34). Secretary, Treasurer, Director. Ms. Davis is the President of CDIC Financial Services, a financial and business consulting company. Her past experience includes capital formation for private and public companies, including acquisition financing and other financing options. Ms. Davis also specializes in assisting companies with sales, marketing and promotion. From 1992 to 1995, she consulted for a retail golf company in the position of investor relations coordinator. Prior to this, Ms. Davis was the Business Development Director of one of the largest title companies in the nation. She also was the founder of Yavapai Land Fund Mutual, an Arizona real estate investment company. Ms. Davis received a B.A. degree in Organization and Communication from Arizona State University with a minor in Human Resources. She is the wife of Dennis Davis, the President and a director of the Company.

Florence G. Roberts. (Age 48). Director. Ms. Roberts is currently a consultant for Monterey Season's, Inc., a gourmet and specialty foods company. She is assisting this company with its business strategies and capital formation. Ms. Roberts is actively involved in the management of rental properties on the Monterey Peninsula. From 1989 to 1996, Ms. Roberts owned and operated "Lonesome Dove," a retail store in Carmel, California which specialized in the sale of western wear and Indian artifacts. Ms. Roberts received her B.A. in English from Illinois State Normal University in 1972 and attended Anthony School of Real Estate in Pacific Grove, California, in 1974. She has been a director of the Company since June 1996.

ITEM 9.  REMUNERATION OF DIRECTORS AND OFFICERS

         The following table sets forth certain information as to the compensation awarded to the Company's executive officers and directors for the fiscal year ended December 31, 1998 and for the fiscal year which will end on December 31, 1999. No other compensation was paid or will be paid to any such officers other than the cash compensation set forth below.

                                 Annual Compensation                       Long Term Compensation
                                                        Other           Restricted
                                                        Annual          Stock        Options/      LTIP            All Other
Name             Title         Year    Salary   Bonus   Compensation    Awarded      SARs (#)      payouts ($)     Compensation
Dennis Davis     President,    1998    $0       $0      $0              -0-          -0-           -0-             $700.00
                 Director      1999    $21,000  $0      $0              -0-          -0-           -0-             $0
Cornelia Davis   Tresurer/Sec. 1998    $0       $0      $0              -0-          -0-           -0-             $0
                 Director      1999    $0       $0      $0              -0-          -0-           -0-             $0
Florence Roberts Director      1998    $0       $0      $0              -0-          -0-           -0-             $0
                               1999    $0       $0      $0              -0-          -0-           -0-             $0

               In fiscal 1998, the aggregate amount of compensation paid to all executive officers and directors as a group for services in all capacities was approximately $700.00. Compensation of $21,000 will be paid executive officers and directors for services in fiscal 1999.

ITEM 10.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

               The following table sets forth, as of January 31, 1999, the beneficial ownership of the Company's Common Stock by each person known by the Company to beneficially own more than 5% of the Company's Common Stock, including options, outstanding as of such date and by the officers and directors of the Company as a group. Except as otherwise indicated, all shares are owned directly.

------------------------------------------------------------------------------------------------------
(1)                       (2)                                    (3)                         (4)
                          Name and address of                    Amount and Nature           Percent
Title of Class            beneficial owner                       of beneficial owner         of class
------------------------------------------------------------------------------------------------------
Common stock              Dennis Davis                           15,250,000                  56.2%
                          P.O. Box 653
                          Pacific Grove, CA 93950

Common stock              Cornelia Davis                         5,100,000                   18.8%
                          P.O. Box 653
                          Pacific Grove, CA 93950

Common stock              Florence G. Roberts                    4,050,000                   14.9%
                          20 Paso Del Rio
                          Carmel Valley, CA 93924

Common stock              Monterey Ventures, Inc.*               1,550,000                   5.7%
                          380 Foam Street, Suite 210
                          Monterey, CA 93940

Common stock              Directors and Officers                 24,400,000                  89.9%
                          as a group (3 persons)
* Dennis Davis is an owner, officer and director of Monterey Ventures, Inc.

ITEM 11.   INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

               The Company maintains its executive offices on a shared basis with its President and Chief Executive Officer.

               The Company has retained the services of Monterey Ventures,  Inc.
(MVI), a private firm that specializes in assisting companies with investment banking services. The Company has executed an Investment Banking Agreement that calls for MVI to provide guidance and consultation to the Company, primarily in the areas of preparing the private placement offering memorandum, corporate finance and public market development. The Company will pay a cash fee of $10,000 as compensation for services to be rendered by MVI. It is further noted that Dennis Davis, an executive officer and director of the Company, is also an equity member of MVI and thus stands to benefit personally from this Investment Banking Agreement. Also, as a part of this Investment Banking Agreement, the Company has agreed to issue a stock option agreement that will allow MVI to purchase up to 750,000 shares of the Company's common stock at an exercise price of $.01 per share.

ITEM 12.  SECURITIES BEING OFFERED

               No sale of securities is authorized by this filing. The common stock of the Company is being registered under Section 12(b) of the Securities Exchange Act of 1934.

               The Company has 50,000,000 common shares authorized. Each share of Common Stock is entitled to share pro rata in dividends and distributions with respect to the Common Stock when, as and if declared by the Board of Directors from funds legally available therefor. No holder of any shares of Common Stock has any pre-emptive right to subscribe for any of the Company's securities. Upon dissolution, liquidation or winding up of the Company, the assets will be divided pro rata on a share-for-share basis among holders of the shares of Common Stock after-any required distribution to the holders of the preferred stock. All shares of Common Stock outstanding are fully paid and non-assessable and the shares will, when issued upon payment therefore as contemplated hereby, be fully paid and non-assessable.

               Each shareholder of Common Stock is entitled to one vote per share with respect to all matters that are required by law to be submitted to shareholders. The shareholders are not entitled to cumulative voting in the election of directors. Accordingly, the holders of more than 50% of the shares voting for the election of directors will be able to elect all the directors if they choose to do so. The Company has 1,250,000 shares reserved for its directors and consultants under a Stock Option Plan approved by the board of directors in June 1997 for issuance at $0.001 per share until December 31, 1999. The optionees and numbers of shares optioned are as follows:

               Monterey Ventures, Inc.             750,000
               Cornelia Davis                      100,000
               Florence G. Roberts                 50,000
               Dennis Davis                        250,000
               Janice Demianew                     100,000

               As of January 31, 1999, the following of the above-referenced options been exercised:

               Janice Demianew               100,000
               Florence G. Roberts           50,000
               Monterey Ventures, Inc.       750,000


                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER STOCKHOLDER MATTERS

     There is currently no public market for the Company's  stock. The
Company has never paid dividends. At present, the Company does not anticipate paying dividends on its Common Stock in the foreseeable future and intends to devote any earnings to the development of the Company's business.

ITEM 2.   LEGAL PROCEEDINGS

     There are no legal proceedings  pending or threatened against the Company.

ITEM 3.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

     The Company has had no changes in or disagreements with its Accountants since inception.

ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES

               The Company offered for sale a Private Placement Memorandum pursuant to Regulation D, Rule 504 which was begun on May 1, 1997 and completed on September 24, 1998. This offering was for 2,400,000 shares of common stock at $0.05 per share for a total offering of $120,000. All shares were sold to a total of 36 accredited and 27 unaccredited investors. The proceeds from this offering were used for working capital, legal and accounting fees, consulting fees and inventory.

Item 5.        Indemnification of Directors and Officers

               So far as permitted by the Nevada Revised Statutes, the Company's Articles of Incorporation provide that the Company will indemnify its Directors and Officers against expenses and liabilities they may incur and defend, settle or satisfy any civil or criminal action brought against them on account of their being or having been Company Directors or Officers unless, in any such action, they are adjudged to have acted with gross negligence or to have engaged in willful misconduct. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, and the Securities Exchange Act of 19-314, as amended, (collectively, the "Acts") may be permitted to directors, officers or controlling persons pursuant to foregoing provisions, the Company has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Acts and is, therefore, unenforceable.

                                    PART F/S

FINANCIAL STATEMENTS

               The issuer only has available audited financial statements for the current fiscal year.

                             HOME WEB, INCORPORATED

                              Monterey, California

                              FINANCIAL STATEMENTS

                                      With

                          INDEPENDENT AUDITOR'S REPORT

                                 August 31, 1998

                                  Prepared By:

                               HAWKINS ACCOUNTING
                           CERTIFIED PUBLIC ACCOUNTANT
                               SALINAS, CALIFORNIA

HAWKINS ACCOUNTING
CERTIFIED PUBLIC ACCOUNTANT                   341 Main Street   Salinas CA 93901
                                              (408) 758-1694  FAX (408) 758-1699

To the Board of Directors and Shareholders
Home Web, Incorporated
Monterey, California

                          Independent Auditor's Report

I have audited the balance sheet of Home Web, Incorporated as of August 31, 1998 and the related statements of operations, shareholders' equity and cash flows for the eight months then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides reasonable basis for my opinion.

In my opinion, the financial statements referred to in the first paragraph present fairly, in all material respects, the financial position of Home Web., Incorporated, as of August 31, 1998 and the results of operations and its cash flows for the eight months then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note E to the financial statements, the Company has occurred net losses since inception which raises substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustment that might result from the outcome of this uncertainty.

                                                  /s/ Hawkins Accounting


September 30, 1998

                             HOME WEB, INCORPORATED
                                  BALANCE SHEET
                                   3 1 -Aug-98

                                     ASSETS

Current Assets

Non-trade receivable                         $   2,900
                                             ---------
       Total Current Assets                                           $   2,900

Property, Plant and Equipment
    Coolers and equipment                       40,308
    Office equipment                             9,841
    Accumulated depreciation                    (5,285)
                                             ---------
       Total Property Plant and Equipment                                 44,864

Other Assets
    Organizational expenses                      3,960
    Business start up expenses                   5,876
    Trade name                                  11,000
    Accumulated amortization                    (2,884)
                                            ----------
       Total Other Assets                                                 17,952
                                                                          ------

                    TOTAL ASSETS                                      $   65,716
                                                                       =========

                            LIABILITIES AND CAPITAL

Current Liabilities
    Bank overdraft                          $      157
    California Franchise Tax payable               800
    Loan from affiliate                          9,290
                                            ----------
         Total Current Liabilities                                    $   10,247
                                                                       ---------
         Total Liabilities                                                10,247

Capital

    Common Stock                               120,000
    Retained Earnings                          (64,531)
                                            ----------
         Total Capital                                                    55,469

                    TOTAL LIABILITIES AND CAPITAL                     $   65,716
                                                                      ==========


                             HOME WEB, INCORPORATED
                             STATEMENT OF OPERATIONS
                    FOR THE EIGHT MONTHS ENDED AUGUST 31,1998

Revenue
    Sales                                                       $         6,066
                                                                 --------------
Total Revenue                                                             6,066
                                                                 --------------
Cost of Goods Sold
    Purchases                                                             5,293
                                                                 --------------
Total Cost of Goods Sold                                                  5,293
                                                                 --------------
Gross Margin                                                                773
                                                                 --------------
Expenses
    Advertising                                                             785
    Amortization                                                          2,228
    Bank and service charges                                                213
    Consulting Fees                                                      15,656
    Depreciation                                                          4,263
    Equipment rental                                                      2,339
    Employee expenses                                                       105
    Licenses and taxes                                                      140
    Meals and entertainment                                                 302
    Office help expense                                                   7,311
    Postage                                                                 589
    Professional fees                                                     6,040
    Travel                                                                1,720
    Telephone                                                               874
    Utilities                                                               157
    Rent                                                                    900
                                                                 --------------
          Total Expenses                                                 55,308
                                                                 --------------
Income from Operations                                                  (54,535)
                                                                 --------------
Other Expenses
    Interest                                                                 50
    Other expense                                                           966
                                                                 --------------
        Total Other Expenses                                              1,016
                                                                 --------------

Net Income                                                      $        55,551
                                                                 ==============



                             HOME WEB, INCORPORATED
                          (A DEVELOPMENT STAGE COMPANY)
                        STATEMENT OF SHAREHOLDERS' EQUITY
                                 August 31, 1998

                                                                             Deficit
                                                                          Accumulated
                                          Common Stock                       During
                                                                          Development
                                Share                     Amount             Stage               Total

Balance,
December 31, 1997                 732,000                 $  36,600          $  (8,980)          $  27,620

Founder's Stock
Issued                         24,000,000                         0                                      0

Options Exercised
(Note B)                          800,000                     7,550                                  7,550

Common Stock
Issued                          1,615,000                    75,850                                 75,850

Net Loss for the period
ended August 31, 1998               -                           -              (55,551)            (55,551)
                              ------------                 ---------          ----------          ----------

BALANCE,
August 31, 1998              $ 27,147,000                 $ 120,000          $ (64,531)          $  55,469
                              ============                 =========          ==========          ==========

                See accompanying notes to financial statements.

                              HOME WEB INCORPORATED
                     STATEMENT OF CASH FLOWS-INDIRECT METHOD
                   FOR THE EIGHT MONTHS ENDING AUGUST 31,1998

OPERATING ACTIVITIES

Net Income                                                       $      (55,551)
Adjustments to reconcile net income to net cash
      provided by operating activities:
  Depreciation  &  Amortization                                           6,491
  Changes  in  operating  assets  and liabilities
  Increase in  accounts  payable  and  accrued  expenses                  9,290
  Increase in receivables                                                (1,500)
                                                                 --------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                               (41,270)

INVESTING ACTIVITIES
Purchase of trade name                                                  (11,000)
Purchases of property, plant and equipment                              (31,554)
                                                                 --------------
NET CASH USED IN INVESTING ACTIVITIES                                   (42,554)

FNANCING ACTIVITIES

Sale of common stock                                                     83,400
                                                                 --------------
NET CASH PROVIDED BY FINANCING ACTIVITIES                                83,400

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                           (424)

Cash and cash equivalents at beginning of year                              267
                                                                 --------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                        $          (157)
                                                                 ==============

                 See accompanying notes to financial statements

                             HOME WEB, INCORPORATED

                   Summary of Significant Accounting Policies
                                 August 31, 1998

USE OF ESTIMATES
----------------

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estinates.

CASH EQUIVALENTS
----------------

For the purpose of the statement of cash flows, the company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash e4uivalents.

ORGANIZATION AND BUSINESS START UP AND AMORTIZATION
---------------------------------------------------

Organization  costs and start up costs are  recorded  at cost.  Amortization  is
calculated  by  the  straight-line   method  over  a  period  of  sixty  months.
Amortization expense for the eight months ended August 31, 1998 was $2,228.

INCOME TAXES
------------

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the recorded book basis and tax basis of assets and liabilities for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income and tax credits that are available to offset future federal income taxes.

                             HOME WEB, INCORPORATED

                          Notes to Financial Statements
                                 August 31, 1998

NOTE A: BACKGROUND
------------------

          The Company was incorporated under the laws of the State of Nevada on September 15, 1995. The principal activities of the Company, from the beginniing of the development stage, have been organizational matters and the sale of stock. The Company was formed to sell retail gourmet and specialty cheese on the internet.

NOTE B: RELATED PARTY TRANSACTIONS
----------------------------------

          The Company entered into an agreement with one of it's directors to provide consulting services. The amount paid to the director is charged to organization costs and totaled $ 3,850.

          Subsequent to the balance sheet date, the board of directors voted to issue to members of the board stock options. At August 31, 1998 the option price, the number of shares and the expiration date had yet to be decided.

NOTE C: INCOME TAXES
--------------------

         The benefit for income taxes from operations consisted of the following components: current tax benefit of $ 8,333 resulting from a net loss before-income taxes, and deferred tax expense of $ 8,333 resulting from the valuation allowance recorded against the deferred tax asset resulting from net operating losses. The change in the valuation allowance for the period from inception through, August 31, 1998 was $ 8,333. Net operating loss carryforward will expire in 2013.

                              HOME WEB, INCORPORATED
                          (A DEVELOPMENT STAGE COMPANY)

                          Notes to Financial Statements
                                August 31, 1998

NOTE C: INCOME TAXES CONTINUED
------------------------------

          The valuation allowance will be evaluated at the end of each year, considering positive and negative evidence about whether the asset will be realized. At the time, the allowance will either be increased or reduced; reduction could result in the complete elimination of the allowance if positive evidence indicates that the value of the deferred tax asset is no longer required.

NOTE D: PUBLIC STOCK OFFERING
-----------------------------

          During the period ended August 31, 1998, pursuant to an exemption under Rule 504 of Regulation D of the Securities Act of 1933, as amended (the Act), the Company sold solely to accredited and/or sophisticated investors, its common stock. Each share has a par value of $ .05. Total proceeds, from the offering, as of the period ended August 31, 1998 were $ 112,450 of common stock and $ 7,750 was raised through the exercise of options.

NOTE F: GOING CONCERN
---------------------

          As of August 31, 1998, the Company had net losses since inception and negative cash flows from operating activities which raise substantial doubt about its ability to continue as a going concern.

          The Company is in the process of raising initial working capital through a public offering of its common stock, which is expected to provide liquidity until operations become profitable. The Company proposes to engage in the retail sale of cheese. The Company's ability to continue as a going concern is dependent upon a successful public offering and ultimately achieving profitable operations. There is no assurance that the Company will be successful in its efforts to raise additional proceeds or achieve profitable operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                             HOME WEB, INCORPORATED
                          A Development Stage Company

                         Index to Financial Statements

                                                            Page

Independent Auditor's Report . . . . . . . . . . . . . . . .   F-2

Balance Sheet, December 31, 1997 . . . . . . . . . . . . . . . F-3

Statement of Operations (inception)
     Through December 31, 1997 . . . . . . . . . . . . . . . . F-4

Statement of Shareholders' Equity
     December 31, 1997 . . . . . . . . . . . . . . . . . . . . F-5

Statement of Cash Flows,
     Ended December 31, 1997 . . . . . . . . . . . . . . . .   F-6

Summary of Significant Accounting Policies . . . . . . . . . . F-7

Notes to Financial Statements . . . . . . . . . . . . . . . .  F-8

HAWKINS ACCOUNTING
CERTIFIED PUBLIC ACCOUNTANT.                  341 Main Street,  Salinas CA 93901
                                             (408) 758-1694   FAX (408) 758-1699


Board of Directors
Home Web, Incorporated
Monterey, California


                          INDEPENDENT AUDITOR'S REPORT

I have compiled the accompanying balance sheet of Home Web, Incorporated as of December 31, 1997 and the related statements of operations, shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement persentation. I believe that my audit provides reasonable basis for my opinion.

In my opinion, the financial statements referred to in the first paragraph present fairly, in all material respects, the financial position of Home Web, Incorporated, as of December 31, 1997 and the results of operations and its cash flows for the year then ended in conformity with generally accepted accouting principles.


                                             /s/ Hawkins Accounting

January 13, 1999

                             HOME WEB, INCORPORATED
                          (A Development Stage Company)
                                  BALANCE SHEET
                                December 31, 1997

ASSETS                                             1997

Current Assets
    Cash in bank-First National                    $       267
    Non-trade receivable                                 1,400
                                                    ----------
             Total Current Assets                        1,667

Property, Plant and Equipment
    Coolers and equipment                               13,850
    Office equipment                                     4,745
                                                         -----
                                                        18,595
    Accumulated depreciation                            (1,022)
                                                    ----------
             Total Property Plant and Equipment         17,573

Other Assets
    Organizational expenses                             13,960
    Business start up expenses                           5,876
                                                         -----
                                                        19,836
    Accumulated amortization                              (823)
                                                    ----------
             Total Other Assets                         19,013

                 TOTAL ASSETS                      $    38,253
                                                    ==========
LIABILITIES AND CAPITAL

Current Liabilities
    California Franchise Tax payable                       800
    Contract payable                                     5,500
                                                    ----------
Total Current Liabilities                                6,300

Total Liabilities                                        6,300

Common Stock                                            36,600
Retained Earnings                                       (4,647)
                                                    ----------
             Total Capital                              31,953
                                                    ----------

TOTAL LIABILITIES AND CAPITAL                       $   38,253
                                                    ==========

                 See accompanying notes to financial statements.

                             HOME WEB, INCORPORATED
                          (A Development Stage Company
                             STATEMENT OF OPERATIONS
                      For the year ending December 31, 1997

                                          1997
     Revenue
       Sales                              $   11,094

Cost of Goods Sold                             9,375
                                           ---------

Gross Margin                                   1,719

Expenses
    Advertising                                   64
    Amortization                                 823
    Bank and service charges                      24
    Consulting Fees                            1,200
    Depreciation                               1,022
    Meals and entertainment                      546
    Office supplies                              365
    Postage                                       52
    Travel                                        57
    Telephone                                    213
    Rent                                       1,200
                                               -----
       Total Expenses                          5,566
                                               -----
          (Loss) from operations          $   (3,847)

Other expenses
     State corporate tax                         800
                                                 ---
          Total other expenses                   800
                                                 ---
               Net loss                       (4,647)
                                              =======


                 See accompanying notes to financial statements

                             HOME WEB, INCORPORATED
                         (A Development Stage Company)
                       STATEMENT OF SHAREHOLDERS' EQUITY
                               December 31, 1997


Balance as of December 31, 1996                             $       0

Common stock issued, 732,000 shares                            36,600

Founder's Stock issued, 24,000,000                                  0

Net loss for the period ending, December 31, 1997              (4,647)
                                                               ------

Balance as of December 31, 1997                                31,953
                                                               ======

                              HONE WEB INCORPORATED
                    STATEMENT OF CASH FLOWS-INDIRECT METHOD
                      FOR THE YEAR ENDING DECEMBER 31,1997


Net Income                                                          $    (4,647)
Adjustments to reconcile net income to net cash
     provided by operating activities:
  Depreciation  &  Amortization                                           1,845
  Changes  in  operating  assets  and liabilities
     Increase in  accounts  payable  and  accrued  expenses               6,300
     Increase in accounts receivable                                     (1,400)
                                                                     ----------

NET CASH PROVIDED BY OPERATING ACTIVITIES                                 2,098

INVESTING ACTIVITIES
     Increase in other assets                                            19,836
     Purchases of property, plant and equipment                          18,595
                                                                     ----------
NET CASH USED IN INVESTING ACTIVITIES                                    38,431

FINANCING ACTIVITIES
     Sale of common stock                                                36,600

NET CASH PROVIDED BY FINANCING ACTIVITIES                                36,600

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                            267

Cash and cash equivalents at beginning of year                                0
                                                                     ----------
CASH AND CASH EQUIVALENTS AT END OF YEAR                            $       267
                                                                     ==========

                 See accompanying notes to financial statements

                             HOME WEB, INCORPORATED
                         (A DEVELOPMENT STAGE COMPANY)

                   Summary of Significant Accounting Policies
                                December 31, 1997

DEVELOPMENT STAGE COMPANY
Home Web, Inc. (the "Company") is in the development stage in accordance with Statement of Financial Accounting Standards (SFAS) No. 7.

USE OF ESTIMATES
The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

CASH EQUIVALENTS
For the purpose of the statement of cash flows, the company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

ORGANIZATION AND BUSINESS START UP AND AMORTIZATION
Organization  costs and start up costs are  recorded  at cost.  Amortization  is
calculated  by  the  straight-line   method  over  a  period  of  sixty  months.
Amortization expense  for the year ending December 31, 1997 was $823.

INCOME TAXES
Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the recorded book basis and tax basis of assets and liabilities for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income and tax credits that are available to offset future federal income taxes.

COMMON STOCK
Common stock is at $.05 par value with 50,000,000 shares authorized, 24,732,000 outstanding as of December 31, 1997.

                             HOME WEB, INCORPORATED
                         (A DEVELOPMENT STAGE COMPANY)
                          Notes to Financial Statements
                                December 31, 1997

NOTE A: BACKGROUND

          The Company was incorporated under the laws of the State of Nevada on September 15, 1995. The principal activities of the Company, from the beginning of the development stage, have been organizational matters and the sale of stock. The Company was formed to sell retail gourmet and specialty cheese on the Internet. During the year ended December 31, 1997, the Company had sales and incurred expenses against those sales, but the activity was immaterial for purposes of SFAS No. 7.

NOTE B: RELATED PARTY TRANSACTIONS

          The Company entered into an agreement with Monterey Ventures, Inc. ("MVI"), an affiliated company and a shareholder, whereby; MVI will provide investment banking and other consulting services to the Company. The agreement is for $10,000 of which $4,500 was paid in 1997. The Company also paid rent to MVI under a rental agreement
          $2,700 during the year ended December 31, 1997. Total other reimbursements to MVI for office expense, phone services, etc. amounted to $1,279 for the year.

          During the year the Company paid one of its founders $2,400 for consulting services to the Company.

NOTE C: INCOME TAXES

          The benefit for income taxes from operations consisted of the following components: current tax benefit of $697 resulting from a net loss before income taxes, and deferred tax expense of $697 resulting from the valuation allowance recorded against the deferred tax asset resulting from net operating losses. Net operating loss carryforward will expire in 2012.

          The valuation allowance will be evaluated at the end of each year, considering positive and negative evidence about whether the asset will be realized. At the time, the allowance will either be increased or reduced; reduction could result in the complete elimination of the allowance if positive evidence indicates that the value of the deferred tax asset is no longer required.

                             HOME WEB, INCORPORATED
                          (A DEVELOPMENT STAGE COMPANY)

                          Notes to Financial Statements
                                December 31, 1997

NOTE D: PUBLIC STOCK OFFERING

         During the period ended December 31, 1997, pursuant to an exemption under Rule 504 of Regulation D of the Securities Act of 1933, as amended (the Act), the Company sold solely to accredited and/or sophisticated investors, its common stock. Each share has a par value of $.05. Total proceeds, from the offering, as of the period ended December 31, 1997 were $ 36,600.

NOTE E: COMMITMENTS

          During the year, the Company had purchase commitments to purchase coolers, equipment and certain intangible assets from a nonaffiliated company. For the period ended December 31, 1997, the outstanding amount that the Company still owed was $42,458.

NOTE F:  PROPERTY, EQUIPMENT AND DEPRECIATION

          Property and equipment are recorded at cost. Maintenance and repairs are expensed as incurred: major renewals and betterments are capitalized. When items of property and equipment are sold or retired, the related costs and accumulated depreciation are removed from the accounts and any gain or loss is included in income.

          Depreciation for the year ended December 31, 1997 was $1,022.

                             HOME WEB, INCORPORATED
                          (A Development Stage Company)


                              Monterey, California


                              FINANCIAL STATEMENTS

                                      With

                          INDEPENDENT AUDITOR'S REPORT


                                December 31, 1996



                                  Prepared by:

                               HAWKINS ACCOUNTING
                           CERTIFIED PUBLIC ACCOUNTANT
                               SALINAS, CALIFORNIA

HAWKINS ACCOUNTING
Certified Public Accountant                     341 Main Street Salinas CA 93901
                                               (831) 758-1694 FAX (831) 758-1699


To the Board of Directors and Shareholders
Home Web, Incorporated
Monterey, California

                          INDEPENDENT AUDITOR'S REPORT

I have audited the balance sheet of Home Web, Incorporated as of December 31, 1996 and the related statements of operations, shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides reasonable basis for my opinion.

In my opinion, the financial statements referred to in the first paragraph present fairly, in all material respects, the financial position of Home Web, Incorporated, as of December 31, 1996 and the results of operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.


                                                          /s/ Hawkins Accounting

January 13, 1999

                             HOME WEB, INCORPORATED
                          (A Development Stage Company)
                                  BALANCE SHEET
                                December 31, 1996

ASSETS

Current Assets                                         $
         Cash in bank-- First National
         Accounts Receivable

                  Total Current Assets

Property, Plant and Equipment
         Coolers and Equipment
         Office Equipment
         Accumulated Depreciation

                  Total Property, Plant and Equipment

Other Assets
         Organizational expenses
         Business start up expenses
         Accumulated amortization

                  Total Other Assets

                           TOTAL ASSETS                $       0
                                                       =       =

LIABILITIES AND CAPITAL

Current Liabilities
         California Franchise Tax Payable

                  Total Current Liabilities

                           Total Liabilities
Common Stock
Retained Earnings
                           Total Capital

TOTAL LIABILITIES AND CAPITAL                          $       0
                                                       =       =


                 See accompanying notes to financial statements
                                       F-3

                             HOME WEB, INCORPORATED
                          (A Development Stage Company)
                             STATEMENT OF OPERATIONS
                      For the year ending December 31, 1996

Revenue
         Sales                                         $       0

                  Total Revenue

Cost of Goods Sold

Gross Margin

Expenses
         Advertising
         Amortization
         Bank and service charges
         Consulting Fees
         Depreciation
         California State Franchise Tax
         Meals and entertainment
         Office supplies
         Postage
         Travel
         Telephone
         Rent
                  Total Expenses                               0

                           Net income                  $       0
                                                       =       =


                          Statement of Retained Deficit
                      For the year ending December 31, 1996

Deficit as of date of inception

1996 activity

Accumulated deficit at end of period         0
                                             =



                 See accompanying notes to financial statements

                             HOME WEB, INCORPORATED
                          (A Development Stage Company)
                     STATEMENT OF CASH FLOWS-INDIRECT METHOD
                      For the year ending December 31, 1996

OPERATING ACTIVITIES

Net income
Adjustments to reconcile net income to net cash
                  provided by operating activities                       $    0
         Depreciation and amortization
         Changes in operating assets and liabilities
                  Increase in accounts payable and accrued expenses
                  Increase in accounts receivable

NET CASH PROVIDED BY OPERATING ACTIVITIES

INVESTING ACTIVITIES
         Purchase of trade name
         Purchase of property, plant and equipment

NET CASH USED IN INVESTING ACTIVITIES

FINANCING ACTIVITIES
         Sale of common stock

NET CASH PROVIDED BY FINANCING ACTIVITIES

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                              0

Cash and cash equivalents at beginning of year                                0

CASH AND CASH EQUIVALENTS AT END OF YEAR                                 $    0
                                                                         =    =


                 See accompanying notes to financial statements

                             HOME WEB, INCORPORATED
                          (A DEVELOPMENT STAGE COMPANY)

                   Summary of Significant Accounting Policies
                                December 31, 1996

DEVELOPMENT STAGE COMPANY
Home Web, Inc. (the "Company") is in the development stage in accordance with Statement of Financial Accounting Standards (SFAS) No. 7.

USE OF ESTIMATES
The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

CASH EQUIVALENTS
For the purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

ORGANIZATIONAL AND BUSINESS START UP AND AMORTIZATION
Organizational costs and start up costs are recorded at cost. Amortization is calculated by the straight-line method over a period of sixty months.

INCOME TAXES
Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the recorded book basis and tax basis of assets and liabilities for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income and tax credits that are available to offset future federal income taxes.

                             HOME WEB, INCORPORATED
                          (A DEVELOPMENT STAGE COMPANY)

                          Notes to Financial Statements
                                December 31, 1996


Note A:   Background
--------------------
         The Company was incorporated under the laws of the State of Nevada on September 15, 1995. The principal activities of the Company, from the beginning of the development stage, have been organizational matters and the sale of stock. The Company was formed to sell retail gourmet and speciality cheese on the Internet.


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                                    PART III

                                    EXHIBITS

ITEM 1.   INDEX TO EXHIBITS

          Exhibit 3
                     3a.     Articles
                     3b.     Bylaws
          Exhibit 10
                     10a.    Investment Banking Agreement
          Exhibit 23
                     23a.    Consent of Accountant
          Exhibit 99
                     99a.    Stock Option Agreement
                     99b.    Private Placement Memorandum dated July 1, 1997
                     99c.    Meeting Minutes dated June 1, 1997
                     99d.    Meeting Minutes dated June 20, 1997
                     99e.    Meeting Minutes dated September 1, 1997
                     99f.    Meeting Minutes dated December 18, 1997
                     99g.    Meeting Minutes dated June 30, 1998
                     99h.    Meeting Minutes dated September 14, 1998


                                       10

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ITEM 2.   DESCRIPTION OF EXHIBITS

               As listed in the above Index, the appropriate exhibits are being filed. The additional exhibits are marked and filed. The issuer is not a Canadian issuer and is not filing a written consent and power of attorney.


                                   SIGNATURES

               The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Monterey, State of California, on March 15, 1999.

                                              HOME.WEB, INC.


                                              By /s/ Dennis Davis
                                              -------------------
                                              Dennis Davis, President




                                       11

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               This offering  statement has been signed by the following persons in the capacities and on the dates indicated.


/s/ Dennis Davis                                            March 12, 1999
----------------------------------------                    --------------------
Dennis Davis, Director                                      Date


/s/ Cornelia Davis                                          March 12, 1999
----------------------------------------                    --------------------
Cornelia Davis, Director                                    Date


/s/ Florence Grigsby Roberts                                March 12, 1999
----------------------------------------                    --------------------
Florence Grigsby Roberts, Director                          Date


                                       12

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